

July 29, 2010

Mr. John H. Duerden
President Chief Executive Officer and Director
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

> **Re:** **Crocs, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on February 25, 2010**
> **Definitive Proxy on Schedule 14A**
> **Filed April 30, 2010**
> **File No. 000 - 51754**

Dear Mr. Duerden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy on Schedule 14A

Director Nomination Process, page 11

1. Please disclose whether, and if so how, your nominating committee considers diversity in identifying nominees for director.

Elements of Compensation, page 14

2. We note that your benchmark components of your compensation against a peer group. In future filings, please disclose those specific benchmarks as well as where and why actual payouts fell as compared to those parameters.

3. We note that individual performance is a factor in determining compensation. With respect to the personal objectives for each of the named executive officers, in accordance with Item 402(b)(2)(vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the specific items of individual performance influence the compensation committee's decisions in arriving at specific compensation amounts. In future filings please describe the individual goals and performance objectives for each named executive officer. If a named executive officer's personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the committee's decision to award the personal objective component of the annual incentive bonus. Please note that to the extent that the committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure to disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or Craig Slivka, Special Counsel at (202) 551-3729.

Sincerely,

Pamela A. Long
Assistant Director